

December 16, 2011

Via E-mail
Mr. Kristian B. Kos
President and Chief Executive Officer
New Source Energy Corporation
914 North Broadway
Suite 230
Oklahoma City, Oklahoma 73102

> **Re: New Source Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 12, 2011**
> **File No. 333-176548**

Dear Mr. Kos:

In comment 2 in our letter dated November 10, 2011, we noted that we were still considering your response to prior comment 27, and we have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Prospectus Summary, page 1

New Source Energy Corporation, page 3

1.   We note your statement, "These reservoirs have current production and are in the process of being <u>proved up</u> by our contract operator, pending third-party evaluation." Please amend your document to explain the activities that cause a reservoir to become "proved up."

2.   We note your statement, "We use the term "conventional resource play" to refer to high
        water saturation (35 – 99%) hydrocarbon reservoirs that typically have been deemed not
        prospective by others…With the implementation of specialized processes, we believe we
        have the ability to economically develop these large-scale reservoirs." Please amend
        your document to describe in reasonable detail the projects to which you successfully
        applied "specialized processes."

Competitive Strengths, page 5

3.   We note your "average all-in finding and development costs" of $5.77 per Boe over the
        three-years ending December 31, 2010. Please expand this to disclose whether you
        included in this calculation the estimated future development costs associated with
        proved undeveloped reserves.

Summary Reserve and Operations Data, page 14

4.   The tables here and on pages 55, 57, 59 and 77 present historical data for natural gas and
        natural gas liquids sales volumes and sales prices on a combined equivalent barrel basis,
        "Natural gas liquids and natural gas (per Boe)". Please amend your document to disclose
        this information separately for natural gas and for natural gas liquids.

Risk Factors, page 15

We do not currently operate any of our drilling locations, and therefore, we will not be able to
control the timing of exploration or development efforts, associated costs, or the rate of
production of our assets., page 16

5.   We note that your contract operator will determine:

        • the timing and amount of capital expenditures;
        • the timing of initiating the drilling and recompleting of wells;
        • the extent of operating costs; selection of technology and drilling and completion
          methods; and
        • the rate of production of reserves, if any.

        Please amend your document to explain, in an appropriate location such as page 76
        "Proved Undeveloped Reserves," how your proved undeveloped reserves have
        reasonable certainty of economic recovery if the required development activities are not
        under your control.

The present value of future net revenues from our proved reserves will not necessarily be the same as the current market value of our estimated oil and natural gas reserves., page 22

6.   We note the statement of sensitivity of your PV-10 to changes in oil and natural gas prices. Please clarify this by disclosing whether this analysis involves price changes to natural gas liquids. This comment also applies to disclosure on page 64 and elsewhere as appropriate.

Business, page 68

7.   We note your statement, "Our properties are located in east-central Oklahoma and consist of mature, legacy oil and natural gas reservoirs. We believe that, through application of specialized processes, our properties are low risk due to predictable production profiles, low decline rates, long reserve lives and modest capital requirements." Please amend your document to expand the reserve table on page 69 to present the degree of depletion for these properties, i.e. the cumulative production divided by the sum of proved reserves and cumulative production.

Our Operations, page 72

8.   We note your statement, "Historical performance of existing wells producing from the Hunton formation have an average EUR per well of approximately 378 MBoe." Please expand this to disclose the properties to which this statement applies and to disclose the oil, gas and NGL volumes in the average EUR of 378 MBOE.

Proved Undeveloped Reserves, page 76

9.   Please disclose the figures for the sources of change – revisions, drilling, acquisition/divestiture, improved recovery, conversion to developed status – to your proved undeveloped reserves during 2010 as wells as the capital you expended for conversion development. Refer to Item 1203 of Regulation S-K.

Internal Controls over Reserves Estimation Process, page 77

10.   Please amend your document to disclose the qualifications of the person responsible for liaison/oversight between you and your third party petroleum engineer. Refer to Item 1202(a)(7) of Regulation S-K.

Operating Data, page 77

11.   We note from footnote (1) that the historical unit production costs include lease operating expense, workover expense and production taxes. Please amend your document to disclose production taxes separately from production costs. Refer to Item 1204(b)(2) of Regulation S-K.

Notes to Financial Statements, page F-7

Reserve quantity information, page F-18

12.   Please amend your document to disclose the preparer(s) of the year-end 2008 and 2009
        proved reserves disclosed on page F-20.

Reserve quantity information, page F-20

13.   Please amend your document to explain the changes in proved reserves due to
        "Extensions and discoveries" for each of the last three years.

14.   We note that your 2010 annual production is seven percent lower than that for 2008,
        while your year-end 2010 proved reserves are 2.4 times larger than those for year-end
        2008. Please explain this retrograde trend to us. We may have further comment.

Standardized measure of discounted future net cash flows, page F-21

15.   We note that the standardized measure for year-end 2010 presents estimated future unit
        production cost of $8/BOE (=$152,019M/18,952 MBOE), while your disclosed 2010
        historical unit production cost (page 77) is $12.71/BOE. Please explain this difference to
        us. Address whether and how you have included (from page F-12) production overhead
        and saltwater disposal costs, $.6 million and $3.4 million, respectively, in the estimated
        future production costs used to estimate your disclosed proved reserves.

16.   Your third party engineer's report for year-end 2010 projects production for the 12
        months ending December 31, 2011 of 1,690 MBOE, while you disclose historical
        production for the six months ending June 30, 2011 of 453 MBOE. Please explain this
        apparent shortfall to us.

17.   For proved producing properties, the third party report projects estimated future
        production costs of $7.2 million for calendar year 2011 while these (apparently) same
        properties incurred $11.1 million and $5.9 million in historical production costs for the
        12 months ending December 31, 2010 and the 6 months ending June 30, 2011. Please
        explain this difference to us.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. You may contact Suying Li, Staff Accountant, at (202) 551-3476 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3335 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief